Rentech, Inc.
10877 Wilshire Boulevard, Suite 600
Los Angeles, California 90024
March 30, 2010
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attention: Amanda Ravitz and J. Nolan McWilliams

Re:	Rentech, Inc. Registration Statement on Form S-3 (File No. 333-164654)
Ladies and Gentlemen:
Rentech, Inc. (the “Registrant”) respectfully requests acceleration pursuant to Rule 461 under the Securities Act of 1933, as amended, of its Registration Statement on Form S-3 (Registration No. 333-164654), so that such registration statement will be declared effective at 9:00 a.m. Eastern Standard Time on April 1, 2010 or as soon as practicable thereafter.
The Registrant confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. The Registrant acknowledges that should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (310) 571-9807.

Very truly yours, Rentech, Inc.
By:	/s/ Colin Morris
Colin M. Morris
General Counsel and Secretary